SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HLTH CORPORATION
(Name of Subject Company (Issuer))

HLTH CORPORATION (Issuer)
(Name of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

40422Y101
(CUSIP Number of Class of Securities)
CHARLES A. MELE, ESQ.
EMDEON CORPORATION
669 RIVER DRIVE, CENTER 2
ELMWOOD PARK, NEW JERSEY 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of Filing Persons)
__________________________
Copy To:
STEVEN L. GROSSMAN, ESQ.
LOREN J. WEBER, ESQ.
O’MELVENY & MYERS LLP
1999 AVENUE OF THE STARS, 7TH FLOOR
LOS ANGELES, CALIFORNIA 90067
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$704,000,000	$27,667.20
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 80,000,000 shares of common stock at the offer price of $8.80 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $27,667.20	Filing Party: HLTH Corporation
Form or Registration No.: Schedule TO	Date Filed: October 27, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2008 (the “Schedule TO”), relating to the offer (the “Offer”) by HLTH Corporation, a Delaware corporation (the “Company”), to purchase up to 80,000,000 shares of its common stock, par value $0.0001 per share, at a price of $8.80 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET
The information set forth in Item 1 is hereby amended and supplemented by the following:
(1)	The response to the questions “How will the Company pay for the shares?” and “What is the purpose of the Offer?” in the Summary Term Sheet of the Offer to Purchase are amended and supplemented by deleting the word “investments” from the third sentence and the first sentence, respectively, and replacing it with the phrase “cash equivalents”.

(2)	The response to the question “When will the Company pay for the shares I tender?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented by deleting the second sentence in its entirety and replacing it with the following sentence: “We will announce the final proration factor and commence payment for any shares purchased pursuant to the tender offer promptly after the expiration of the Offer.”
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The information set forth in Item 3 is hereby amended and supplemented by the information contained in Schedule I hereto.
ITEM 4. TERMS OF THE TRANSACTION.
The information set forth in Item 4(a) is hereby amended and supplemented by the following:
(1)	The third sentence of the eleventh paragraph of Section 1 of the Offer to Purchase (“Number of Shares; Proration”) is deleted in its entirety and replaced with the following sentence: “We will announce the final proration factor and commence payment for any shares purchased pursuant to the tender offer promptly after the expiration of the Offer.”

(2)	The last sentence of the first paragraph of Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is amended and supplemented by deleting the word “investments” and replacing it with the phrase “cash equivalents”.

(3)	The second sentence of the eleventh paragraph of Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is amended by deleting the amount “$550,000” and replacing it with “$550 million”.

(4)	The first and sixth sentences of the seventeenth paragraph of Section 3 of the Offer to Purchase (“Procedures for Tendering Shares”) and the first sentence of the sixth paragraph of Section 4 of the Offer to Purchase (“ Withdrawal Rights”) are amended and supplemented by adding to the end of each sentence “, subject to a stockholder’s right to challenge our determination in a court of competent jurisdiction”.

(5)	The second sentence of the fifth paragraph of Section 5 of the Offer to Purchase (“Purchase of Shares and Payment of Purchase Price”) is deleted in its entirety.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The information set forth in Item 7(a) is hereby amended and supplemented by the following:
Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is amended by deleting the word “investments” and replacing it with the phrase “cash equivalents”.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2008

HLTH CORPORATION

By:	/s/ Lewis H. Leicher

Name: Lewis H. Leicher
Title: Senior Vice President

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF HLTH CORPORATION
     The following table sets forth the name, present principal occupation or employment and 5-year employment history of the directors and executive officers of HLTH Corporation. The business address of each director and executive officer is 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. Each director and executive officer of HLTH Corporation is a United States citizen.

Present Principal Occupation or Employment and Material Positions Held
Name	During the Past 5 Years
Mark J. Adler, M.D.	Dr. Adler has been a director of HLTH since September 2000. Since September 2005, he has also served as a member of the board of directors of WebMD Health Corp. (a publicly traded subsidiary of HLTH that we refer to as “WHC” in this Schedule I). Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the internal medicine and oncology group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group

Paul A. Brooke	Mr. Booke has been a director of HLTH since November 2000. Mr. Brooke has been Chairman of the Board of Alsius Corporation, a medical device company, since June 2007 and was Chairman and Chief Executive Officer of a predecessor company from 2005 to June 2007. Mr. Brooke has been the Managing Member of PMSV Holdings LLC, a private investment firm, since 1993. Mr. Brooke has also been a Senior Advisor to Morgan Stanley since April 2000. From 1997 through 2006, Mr. Brooke was a Venture Partner of MPM Capital, a venture capital firm specializing in the healthcare industry. From 1983 until April 1999, Mr. Brooke was a Managing Director and the Global Head of Healthcare Research and Strategy at Morgan Stanley. From April 1999 until May 2000, he was a Managing Director at Tiger Management LLC. He serves as a member of the boards of directors of the following other public companies: Incyte Corporation, a drug discovery company; and Viropharma Incorporated, a pharmaceutical company.

Kevin M. Cameron	Mr. Cameron has served as a director of HLTH since October 2004. He also served as Chief Executive Officer of HLTH from October 2004 until February 2008, when he went on medical leave. From November 2005 until November 2006, Mr. Cameron also served as Acting CEO of Emdeon Business Services, which was then one of HLTH’s segments. From January 2002 until October 2004, Mr. Cameron was Special Advisor to the Chairman of HLTH. From September 2000 to January 2002, he served as Executive Vice President, Business Development of HLTH and, in addition, from September 2001 through January 2002, was a member of the Office of the President. From April 2000 until its merger with HLTH in September 2000, Mr. Cameron served as Executive Vice President, Business Development of a predecessor to HLTH. Prior to April 2000, Mr. Cameron was a Managing Director of the Health Care Investment Banking Group of UBS and held various positions at Salomon Smith Barney, which is now part of Citigroup.

Neil F. Dimick	Mr. Dimick has been a director of HLTH since December 2002. Since September 2005, he has also served as a member of the board of directors of WHC. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of

Present Principal Occupation or Employment and Material Positions Held
Name	During the Past 5 Years
pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the boards of directors of the following companies:
Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Mark D. Funston	Mr. Funston has served as Executive Vice President and Chief Financial Officer of HLTH since November 2006 and of WHC since August 11, 2007. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella	Mr. Gattinella has served as President of HLTH’s WebMD segment since joining HLTH in 2001 and as the WebMD segment’s Chief Executive Officer since 2005. Since 2005, he has held the same positions at WHC and has also served as a member of its board of directors. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University’s LeBow College of Business Advisory Board.

James V. Manning	Mr. Manning has been a director of HLTH since September 2000 and, prior to that, was a member of a predecessor company’s board of directors for more than five years. Since September 2005, he has also served as a member of the board of directors of WHC.

Charles A. Mele	Mr. Mele has been Executive Vice President, General Counsel and Secretary of HLTH since January 2001 and has served in senior executive positions for HLTH and predecessor companies since 1995.

William G. Midgette	Mr. Midgette has been Chief Executive Officer of HLTH’s Porex segment since August 2002. For more than five years prior to that, Mr. Midgette served in senior management positions at C. R. Bard, Inc., a healthcare products company, the last of which was President, Bard International.

Herman Sarkowsky	Mr. Sarkowsky has been a director of HLTH since November 2000 and, prior to that, was a member of a predecessor company’s board of directors for more than five years. Mr. Sarkowsky has been President of Sarkowsky Investment Corporation, a private investment company, for more than five years.

Joseph E. Smith	Mr. Smith has been a director of HLTH since September 2000. Mr. Smith served in various positions with Warner-Lambert Company, a pharmaceutical company, from March 1989 to September 1997, the last of which was Corporate Executive Vice President and a member of the Office of the Chairman and the firm’s Management Committee. Mr. Smith serves on the board of directors of Par Pharmaceutical Companies, Inc., a manufacturer and distributor of generic and branded pharmaceuticals, and on the Board of Trustees of the International Longevity Center, a non-profit organization.

Present Principal Occupation or Employment and Material Positions Held
Name	During the Past 5 Years
Martin J. Wygod	Mr. Wygod has served as Acting Chief Executive Officer of HLTH since February 2008, as Chairman of the Board of HLTH since March 2001, and as a director since September 2000. Since May 2005, he has also served as Chairman of the Board of WHC. From October 2000 until May 2003, Mr. Wygod also served as HLTH’s Chief Executive Officer. From September 2000 until October 2000, Mr. Wygod served as Co-Chief Executive Officer of HLTH. Mr. Wygod is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.